Syneron Reports Third Quarter 2012 Results

Revenue of $60.1 million, up 6% Year-Over-Year

Improved gross margins

Yokneam, Israel, November 7, 2012– Syneron Medical Ltd. (NASDAQ:ELOS), the leading global aesthetic device company, today announced third quarter 2012 financial results for the three month and nine month periods ended September 30, 2012.

Third Quarter 2012 Year-Over-Year Financial Highlights Include:

•	International revenue of $40.8 million, up 8%
•	North America revenue of $19.3 million, up 1%
•	EBU[1] segment revenue of $6.9 million, up 37%
•	Non-GAAP gross margin of 55.3%, up from 53.8%
•	PAD[2] segment non-GAAP operating margin of 9.1%
•	Non-GAAP EPS of $0.03
•	Cash and investments portfolio of $128.4 million at September 30, 2012

2012 YTD Year-Over-Year Financial Highlights Include:

•	International revenue of $128.2 million up 16%
•	North America revenue of $62.7 million, up 11%
•	EBU segment revenue of $19.9 million, up 42%
•	Non-GAAP gross margin of 54.7%, up from 53.8%%, or 52.6% up from 50.7% on a GAAP basis
•	PAD segment non-GAAP operating margin of 9.6%, or 3.7% on a GAAP basis
•	Non-GAAP EPS of $0.10

Louis P. Scafuri, Chief Executive Officer of Syneron, commented, “During the third quarter we continued to execute on our strategic initiatives and achieved another quarter of year-over-year revenue growth, improved gross margin, and non-GAAP profitability. In the PAD segment, international sales were solid. In North America, we completed a restructuring of our U.S. sales force in July in order to improve our market coverage and enhance full product line sales, including a focus on body shaping. While this restructuring had a short-term impact on North American sales, it positions us for improved penetration across market segments from the U.S. team. We are off to a solid start in North America in the fourth quarter, and we also expect to benefit from the recent launch of the elōs Plus™ next generation multi-platform system in the U.S. and the transition of the UltraShape business to our direct sales and marketing team in Canada. At the end of the quarter we also announced the global launch of the Gentle Pro-U series of upgradeable aesthetic laser systems, providing another driver for our sales force in the fourth quarter.”

Mr. Scafuri continued, “In the EBU, we had another good quarter with elure Advanced Skin Brightening, the mē home-use hair removal system and the Tanda family of products. We also gained CE Mark for our new dental laser system, the LiteTouch II, and began sales during the quarter. In October, we were pleased to receive FDA clearance for the mē home-use, elōs based hair removal product, marking the first home-use product cleared by the FDA for all skin types. The commercialization plan for the mē system is in place and we are working towards a launch through prestige retail partners and direct to consumer channels in the first quarter of 2013.

“During the third quarter we developed a strategic plan to improve the operating performance of the EBU segment. Our goal is to focus the EBU’s growth investments on initiatives that will drive higher margins in order to improve the EBU's contribution to our consolidated financial results. We expect this plan to begin yielding results in the fourth quarter.”

Mr. Scafuri concluded, “We are also pleased to have Hugo Goldman join our team as Chief Financial Officer and Jonathan Pearson join as Executive Vice President of Business Development, Topical Products. Both of these additions strengthen our management team and position us to better capitalize on our significant growth opportunities.”

Revenue: Third quarter 2012 revenue was $60.1 million, an increase of 5.5% compared to $57.0 million in the third quarter of 2011. The year-over-year revenue growth was driven by ongoing new product adoption and new products in the PAD segment, combined with continued growth in EBU segment revenue.

Non-GAAP Financial Highlights for the Third Quarter Ended September 30, 2012:

Gross Margin for the third quarter 2012 was 55.3%, compared to 53.8% in third quarter 2011, primarily due to a higher production and sales volume and recently implemented costs cutting and efficiency measures, partially offset by a slight year-over-year decline in EBU gross margin.

Operating Income for the third quarter 2012 was $1.7 million, up from $1.2 million in third quarter 2011, representing 2.8% of revenue in the third quarter 2012, compared to 2.2% in the third quarter 2011.

The year-over-year increase in non-GAAP operating income was primarily related to the revenue growth and the 150 basis point improvement in gross margin, partially offset by an increase in operating expenses associated with the growth in EBU segment revenues. The EBU currently incurs higher relative operating expenses compared to the PAD segment due to start-up costs associated with developing and significant investment in marketing its emerging technologies and products.

Net Income was $1.0 million in both the third quarter 2012 and 2011.

Earnings Per Share was $0.03 in both the third quarter 2012 and 2011.

Net income and earnings per share for the third quarter 2012 are adjusted to exclude the following items, which are detailed in the Company's financial tables:

-	Amortization of acquired intangible assets of $2.0 million
-	Stock-based compensation of $0.9 million

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-	Other non-recurring costs of $1.0 million
-	Income tax adjustment benefit of $0.5 million

GAAP Financial Highlights for the Third Quarter Ended September 30, 2012:

Gross Margin for the third quarter 2012was 53.2%, compared to 50.6% in third quarter 2011, primarily due to a higher production and sales volume and recently implemented costs cutting and efficiency measures, partially offset by a slight year-over-year decline in EBU gross margin.

Operating Loss for the third quarter 2012 was $2.1 million, compared to $37.0 million in third quarter 2011.

The decrease in GAAP operating loss was primarily related to a one-time payment of $31.0 million in the third quarter 2011to Palomar in settlement of the litigations against Syneron and Candela and the corresponding increase in legal expenses associated with the Palomar settlement, as well as revenue growth and the 260 basis point improvement in gross margin.

Net Loss for the third quarter 2012 was $2.3 million, compared to $40.1 million in third quarter of 2011.

Loss Per Share for the third quarter 2012was $(0.06), compared to $(1.14) in third quarter 2011.

Cash Position: As of September 30, 2012, the Company’s cash and investments portfolio was $128.4 million.

David Schlachet, interim Chief Financial Officer of Syneron, commented, “We continued to deliver solid operating results in the PAD segment in the third quarter. PAD segment gross margin reached its highest levels since our merger with Candela, and operating margin remained solid at 9.1% despite the lower than anticipated revenue in North America. On a consolidated basis, we delivered another quarter of non-GAAP profitability and remain well positioned to continue improving our gross margin and leveraging our fixed cost base to achieve an enhanced profitability profile.”

Mr. Schlachet added, “We finished the quarter with $128.4 million in cash and investments and no debt. We have the strongest balance sheet in the industry and continue to evaluate potential opportunities to leverage our cash position to enhance our growth trajectory and build value for our shareholders.”

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Unaudited Non-GAAP segment results for the three months ended September 30, 2012 and 2011 (in thousands):

	For the three-months ended
	September 30,	% of	September 30,	% of	% of
	2012	Revenues	2011	Revenues	Change

Revenues

PAD	$53,223	88.5%	$51,973	91.2%	2.4%
EBU	6,909	11.5%	5,030	8.8%	37.4%

Total revenues	$60,132	100.0%	$57,003	100.0%	5.5%

Operating income (loss)

PAD	$4,866	9.1%	$4,839	9.3%	0.6%
EBU	(3,169)	(45.9)%	(3,593)	(71.4)%	-11.8%

Total operating income	$1,697	2.8%	$1,246	2.2%	36.2%

Unaudited GAAP segment results for the three months ended September 30, 2012 and 2011 (in thousands):

	For the three-months ended
	September 30,	% of	September 30,	% of	% of
	2012	Revenues	2011	Revenues	Change

Revenues

PAD	$53,223	88.5%	$51,943	91.2%	2.5%
EBU	6,909	11.5%	5,030	8.8%	37.4%

Total revenues	$60,132	100.0%	$56,973	100.0%	5.5%

Operating income (loss)

PAD	$1,424	2.7%	$(33,395)	(64.3)%	(104.3)%
EBU	(3,568)	(51.6)%	(3,593)	(71.4)%	-0.7%

Total operating loss	$(2,144)	(3.6)%	$(36,988)	(64.9)%	(94.2)%

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Use of Non-GAAP Measures

This press release provides financial measures for gross margin, operating margin, operating income (loss), net income (loss), earnings (loss) per share, which exclude one-time expenses relating to the mergers with Candela Corporation and Primaeva Medical Inc, an expense charge related to stock-based compensation and amortization, one-time severance and other one-time charges and non-recurring costs, and non-recurring costs associated with the voluntary field action regarding the LiteTouch Dental Laser Product in Europe, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our ongoing operational results, operating margin, operating income (loss), net income (loss) and earnings (loss) per share. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses non-GAAP measures when evaluating the business internally and, therefore, felt it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Conference call

Syneron management will host its third quarter 2012 earnings conference call today at 8:30 a.m. ET. Syneron will be broadcasting live via the Investor Relations section of its website, www.investors.syneron.com. To access the call, enter the Syneron Investor Relations website, then click on the webcast link“Q3 2012 Results Webcast.”

Participants are encouraged to log on at least 15 minutes prior to the conference call in order to download the applicable audio software. The call can be heard live or with an on-line replay which will follow. Those interested in participating in the call and the question and answer session should dial 877-844-6886 in the U.S., and 970-315-0315 from overseas. The conference pass code is: 47521925.

About Syneron Medical Ltd.

Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets, services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

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SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Further, any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risk that the businesses of Syneron and Candela may not be integrated successfully; the risk that the merger transaction with Candela may involve unexpected costs or unexpected liabilities; the risk that synergies from the merger transaction may not be fully realized or may take longer to realize than expected; the risk that disruptions from the merger transaction make it more difficult to maintain relationships with customers, employees, or suppliers; as well as the risks set forth in Syneron Medical Ltd.’s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document. Syneron Medical Ltd. anticipates that subsequent events and developments will cause its expectations and beliefs to change. However, while Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so. The forward-looking statements of Syneron Medical Ltd. do not reflect the potential impact of any future dispositions or strategic transactions that may be undertaken. These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.’s views as of any date after the date of this document.

Syneron, the Syneron logo, eMatrix and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. The elos (Electro-Optical Synergy) technology is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

1 – EBU: Emerging Business Units. Products in the EBU include mē home-use hair removal system, elure Advanced Skin Brightening products, Tända LED systems, Light Instruments’ dental laser devices along with pipeline products that include Fluorinex teeth whitening and fluorination.

2 – PAD: Professional Aesthetic Device segment, which includes the results of the Syneron and Candela device businesses.

Syneron Contacts:

David Schlachet, Interim Chief Financial Officer, Syneron Medical

Email: david.schlachet@syneron.com

Zack Kubow, The Ruth Group

646-536-7020

Email: zkubow@theruthgroup.com

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Syneron Medical Ltd.

Unaudited Condensed Consolidated Statements of Loss

(in thousands, except per share data)

	For the three-months ended		For the nine-months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011

Revenues	$60,132	$56,973	$190,862	$167,310
Cost of revenues	28,151	28,171	90,468	82,461

Gross profit	31,981	28,802	100,394	84,849

Operating expenses:
Sales and marketing	18,768	15,964	59,111	47,669
General and administrative	8,235	10,425	25,487	25,751
Research and development	7,206	7,027	21,630	21,551
Other expenses (income), net	(84)	32,374	237	30,583

Total operating expenses	34,125	65,790	106,465	125,554

Loss from operations	(2,144)	(36,988)	(6,071)	(40,705)

Financial Income, net	378	149	976	923

Loss before taxes on income	(1,766)	(36,839)	(5,095)	(39,782)

Taxes on income	526	3,299	2,197	3,823

Loss before non-controlling interest	(2,292)	(40,138)	(7,292)	(43,605)

Net loss attributable to non-controlling interest	-	45	776	851

Loss attributable to Syneron shareholders	$(2,292)	$(40,093)	$(6,516)	$(42,754)

Loss per share:

Basic and Diluted
Loss before non-controlling interest	$(0.06)	$(1.14)	$(0.20)	$(1.24)
Net loss attributable to non-controlling interest	-	-	0.02	0.02
Net loss attributable to Syneron shareholders	$(0.06)	$(1.14)	$(0.18)	$(1.22)

Weighted average shares outstanding:
Basic and Diluted	35,508	35,266	35,437	35,113

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Syneron Medical Ltd.

Condensed Consolidated Balance Sheets

(in thousands)

	September 30,	December 31,
	2012	2011(*)
	(unaudited)
Assets

Current assets:
Cash and cash equivalents	$45,461	$62,319
Short-term bank deposits	20,864	23,771
Available-for-sale marketable securities	49,483	70,463
Trade receivable, net	48,731	43,300
Other accounts receivables and prepaid expenses	10,285	8,891
Inventories, net	42,113	31,169

Total current assets	216,937	239,913

Long-term assets:
Severance pay fund	548	295
Long-term deposits and others	1,965	2,118
Long-term available-for-sale marketable securities	12,574	15,590
Investments in affiliated companies	1,200	200
Property and equipment, net	5,729	4,155
Intangible assets, net	35,485	31,813
Goodwill	25,177	18,867
Deferred taxes	8,886	10,060

Total long-term assets	91,563	83,098

Total assets	$308,500	$323,011

Liabilities and Stockholders' Equity

Current liabilities:
Short term bank credit	$-	$1,082
Accounts payable	19,580	21,094
Deferred Revenues	12,420	11,550
Other accounts payable and accrued expenses	43,418	41,704

Total current liabilities	75,418	75,430

Long-term liabilities:
Contingent consideration liability	8,080	2,535
Deferred Revenues	3,361	4,112
Warranty Accruals	498	564
Accrued severance pay	793	496
Deferred taxes	4,359	5,182

Total long-term liabilities	17,091	12,889

Stockholders' equity:	215,991	234,692

Total liabilities and stockholders' equity	$308,500	$323,011

(*) Derived from audited financial statements

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Syneron Medical Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	For the Nine-months ended:
	September 30,	September 30,
	2012	2011
Cash flows from operating activities:
Net loss before non-controlling interest	$(7,292)	$(43,605)
Adjustments to reconcile net loss to net cash
Non-cash items reported in discontinued operations		-
Share-based compensation	3,365	2,453
Depreciation and amortization	7,937	7,765
Impairments of intangible assets	780	-
Realized loss, changes in accrued interest and amortization of premium (discount) on marketable securities	(337)	1,144
Impairment of investment in affiliated company	-	969
Revaluation of contingent liability	(580)	(2,625)
Changes in operating assets and liabilities
Trade receivable, net	(5,349)	(2,221)
Inventories, net	(11,940)	(2,325)
Other accounts receivables	262	(1,830)
Deferred taxes	1,430	540
Accrued severance pay, net	18	(34)
Accounts payable	(2,466)	3,769
Deferred revenue	160	(2,260)
Accrued warranty accruals	19	(430)
Other accrued liabilities	(5,797)	(643)

Net cash used in operating activities	(19,790)	(39,333)

Cash flows from investing activities:
Purchases of property and equipment	(1,125)	(1,692)
Investments in long-term deposits and others	-	343
Proceeds from the sale or maturity of available-for-sale marketable securities	49,869	115,544
Purchase of available-for-sale marketable securities	(25,549)	(67,225)
Investments in short-term bank deposits, net	2,906	(22,734)
Investments in affiliated company	(1,000)	(761)
Net cash paid in acquisition of subsidiaries	(15,050)	-
Other investing activities	(112)	(41)

Net cash provided by investing activities	9,939	23,434

Cash flows from financing activities:
Short term bank credit, net	(1,082)	(2,737)
Acquisition of shares held by non-controlling shareholders of a subsidiary	(7,200)	-
Proceeds from exercise of stock options	1,366	3,791

Net cash provided by (used in) financing activities	(6,916)	1,054

Effect of exchange rates on cash and cash equivalents	(91)	863

Net decrease in cash and cash equivalents	(16,858)	(13,982)

Cash and cash equivalents at beginning of period	62,319	63,821

Cash and cash equivalents at end of period	$45,461	$49,839

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Syneron Medical Ltd.

Unaudited Non-GAAP Financial Measures and Reconciliation

(in thousands, except per share data)

	For the three-months ended		For the nine-months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011

GAAP operating loss	$(2,144)	$(36,988)	$(6,071)	$(40,705)

Legal settlement costs	-	33,900	-	33,900
Stock-based compensation	894	929	3,365	2,453
Amortization of intangible assets	1,986	2,037	5,870	6,016
Merger and other non-recurring items	961	1,368	2,335	480

Non-GAAP operating income	$1,697	$1,246	$5,499	$2,144

GAAP net loss attributable to Syneron shareholders	$(2,292)	$(40,093)	$(6,516)	$(42,754)

Legal settlement costs	-	33,900	-	33,900
Stock-based compensation	894	929	3,365	2,453
Amortization of intangible assets	1,986	2,037	5,870	6,016
Merger and other non-recurring items	961	1,368	2,335	480
Income tax adjustments	(538)	2,827	(1,636)	1,312

Non-GAAP net income attributable to Syneron shareholders	$1,011	$968	$3,418	$1,407

Income (Loss) per share:

Basic
GAAP net loss attributable to Syneron shareholders	$(0.06)	$(1.14)	$(0.18)	$(1.22)

Legal settlement costs	-	0.96	-	0.97
Stock-based compensation	0.03	0.03	0.09	0.07
Amortization of intangible assets	0.06	0.06	0.17	0.17
Merger and other non-recurring items	0.03	0.04	0.07	0.01
Income tax adjustments	(0.02)	0.08	(0.05)	0.04

Non-GAAP net income per share attributable to Syneron shareholders	$0.03	$0.03	$0.10	$0.04

Diluted
GAAP net loss attributable to Syneron shareholders	$(0.06)	$(1.12)	$(0.18)	$(1.19)

Legal settlement costs	-	0.94	-	0.94
Stock-based compensation	0.02	0.03	0.09	0.07
Amortization of intangible assets	0.06	0.06	0.16	0.17
Merger and other non-recurring items	0.03	0.04	0.07	0.01
Income tax adjustments	(0.01)	0.08	(0.05)	0.04

Non-GAAP net income per share attributable to Syneron shareholders	$0.03	$0.03	$0.10	$0.04

Weighted average shares outstanding:

Basic	35,508	35,266	35,437	35,113

Diluted	35,875	35,901	35,866	35,947

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